Exhibit 99.1

New Pacific Metals Announces 2025 Plans for Operations in Bolivia

VANCOUVER, BC, Feb. 10, 2025 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE American: NEWP) ("New Pacific" or the "Company") is pleased to outline its 2025 plans for its operations in Bolivia.

Andrew Williams, President and CEO, states: "Having successfully established the significant mining potential of our flagship projects, Silver Sand and Carangas, our focus for 2025 will be on strengthening stakeholder relationships to support their sustainable advancement. At both assets, our primary objective is to advance permitting. We are committed to securing the permits necessary to move our projects towards construction before we undertake any new significant engineering or exploration work. This disciplined approach, which we also applied in 2024, has allowed us to maintain a strong financial position, with approximately $18 million of cash on our balance sheet and a modest burn rate. We achieved significant milestones in 2024, including updated technical studies for both projects, and remain confident that we are on the right track to unlocking our Bolivian projects and delivering two large, open-pit silver mines."

"Our Company remains committed to Bolivia, driven by patience and persistence, knowing that we are aiming to build something special in the end. With two of the world's largest undeveloped open-pit silver projects, we have the potential to produce nearly 19 million ounces of silver annually.1 We believe that this production scale will be essential to the anticipated increase in global demand for silver."

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[1] Based on the pre-feasibility study prepared in respect of the Silver Sand Project, with an effective date of June 19, 2024 (the "Silver Sand PFS Technical Report") and the preliminary economic assessment prepared in respect of the Carangas Project, with an effective date of September 5, 2024 (the "Carangas PEA Technical Report"), both of which were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and are available on the Company's website at www.newpacificmetals.com and under the Company's issuer profile on SEDAR+ at www.sedarplus.ca. See "Cautionary Note Regarding Results of Preliminary Economic Assessment".

Silver Sand Project

At the Company's Silver Sand project (the "Silver Sand Project"), we remain focused on securing surface rights through long-term land lease agreements with the local community in 2025. As previously disclosed, progress towards these agreements has been disrupted by a minority group of illegal artisanal and small-scale miners ("ASMs") operating within our mineral rights. In 2024, the Company took legal action to protect its rights and obtained an execution order from the Mining Jurisdictional Administrative Authority (the "AJAM") to restore its rights. The Company continues to work with the judiciary and senior law enforcement at the departmental and national levels to enforce its mineral rights. We appreciate the ongoing collaboration with local communities as we work towards a resolution.

Carangas Project

At the Company's Carangas project (the "Carangas Project"), the Company intends to migrate its existing Exploration License ("EL") into an Administrative Mining Contract ("AMC") under Bolivia's 2014 Mining Code in 2025. It is anticipated that the Carangas Project will be the first large-scale project to pursue this transition. A significant milestone was reached on July 25, 2024, with the passage of a Ministerial Resolution outlining the AMC conversion process—an achievement made possible through strong engagement by the Company at the local, departmental, and federal levels. The next step in the AMC process is to complete a successful Consulta Previa, demonstrating formal community consent of the proposed development plan at the Carangas Project, followed by the AMC application.

Throughout 2025, the Company intends to advance environmental, socioeconomic, and hydrological studies in collaboration with local communities and in alignment with permitting progress. Priority will go to obtaining low-cost, long-lead information required by international standards for responsible mining, such as water flow and quality measurements and meteorological data. Higher-cost activities, including a 20,000-meter drill program (resource infill, geotechnical, hydrological, and regional exploration) and a feasibility study, will be deferred until permitting progress is more advanced.

Balance Sheet

The Company remains committed to a disciplined approach to project development. With $18 million in cash as of December 31, 2024, and a baseline 2025 budget of $8 million, we are well-positioned to advance our plans with financial strength and flexibility.

Technical Information

The scientific and technical information contained in this news released has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration of the Company, who is a qualified person (as defined in NI 43-101) for the purposes of NI 43-101.

About New Pacific Metals
New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. The Company is also advancing its robust, high-margin silver-lead-zinc Carangas project. Additionally a discovery drill program was completed at Silverstrike in 2022.

On behalf of New Pacific Metals Corp.
Andrew Williams
Director and CEO

For Further Information
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the Carangas PEA titled "Carangas Deposit – Preliminary Economic Assessment" and prepared by certain qualified persons associated with RPMGlobal are preliminary in nature and are intended to provide an initial assessment of the Carangas Project's economic potential and development options. The Carangas PEA Technical Report mine schedule and economic assessment includes numerous assumptions and is based on both indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessments described herein will be achieved or that the Carangas PEA Technical Report results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. RPMGlobal (mineral resource, infrastructure, tailings, water management, environmental and financial analysis) was contracted to conduct the Carangas PEA Technical Report in cooperation with Moose Mountain Technical Services (mining), and JJ Metallurgical Services (Metallurgy). The qualified persons for the Carangas PEA Technical Report for the purposes of NI 43-101 are Mr. Marcelo del Giudice, FAusIMM, Principal Metallurgist with RPMGlobal, Mr. Pedro Repetto, SME, P.E., Principal Civil/Geotechnical Engineer with RPMGlobal, Mr. Gonzalo Rios, FAusIMM, Executive Consultant – ESG with RPMGlobal, Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services., in addition to Mr. Anderson Candido, FAusIMM, Principal Geologist with RPMGlobal who estimated the Mineral Resources. All qualified persons for the Carangas PEA Technical Report have reviewed the disclosure of the Carangas PEA Technical Report herein. The Carangas PEA Technical Report is based on the mineral resource estimate prepared in respect of the Carangas Project, which was reported on September 5, 2023, with an effective date of August 25, 2023. Mineral Resources are constrained by an optimized pit shell at a metal price of US$23.00/oz Ag, US$1,900.00/oz Au, US$0.95/lb Pb, US$1.25/lb Zn, recovery of 90% Ag, 98% Au, 83% Pb, 58% Zn and Cut-off grade of 40 g/t AgEq. Assumptions made to derive a cut-off grade included mining costs, processing costs, and recoveries were obtained from comparable industry situations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: the Company's plans for 2025, including, but not limited to, strengthening stakeholder relationships to support the sustainable advancement of the Company's projects, working with local communities, advancing permitting, securing and enforcing surface rights through long-term land lease agreements, migrating Carangas' EL to an AMC, completing a Consulta Previa, completing an AMC application, advancing environmental, socioeconomic, and hydrological studies in collaboration with local communities and in alignment with permitting progress in accordance with the priorities disclosed herein, and remaining committed to a disciplined approach to project development; the anticipated results of the Company's approach; the results of the Silver Sand PFS Technical Report and the Carangas PEA Technical Report; plans and expectations regarding the Silver Sand Project and the Carangas Project; estimates regarding Mineral Reserves and Mineral Resources; the belief that the Silver Sand Project and the Carangas Project are two of the world's largest undeveloped open-pit silver projects; the belief that the Company has the potential to produce nearly 19 million ounces of silver annually; the anticipation that the global demand for silver is, or will be, growing; the belief that the Company's planned production scale will be essential to the anticipated global demand for silver; the belief that Carangas will be the first large-scale project to pursue the transition from an EL to an AMC; and the belief that the Company is well-positioned to advance its plans with financial strength and flexibility.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2024 (the "AIF") and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to an AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of Mineral Reserves and Mineral Resources, may not be comparable to similar information disclosed by United States companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the AIF, can be obtained under the Company's issuer profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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